UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33931

BCD Semiconductor Manufacturing Limited

(Exact name of Registrant as specified in its charter)

No. 1600, ZiXing Road

Shanghai ZiZhu Science-based Industrial Park

200241

People’s Republic of China

Telephone: (+86-21) 2416-2266

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value $0.001 per share

American Depositary Shares, each representing six Ordinary Shares

(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, BCD Semiconductor Manufacturing Limited (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 18, 2013	By:	/s/ Chieh Chang
Chieh Chang
Chief Executive Officer